

15005489

CONFORMED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2014

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

JOHN DEERE SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Savings and Investment Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

JOHN DEERE SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits as of October 31, 2014 and 2013	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended October 31, 2014	6
Notes to Financial Statements as of October 31, 2014 and 2013 and for the Year Ended October 31, 2014	7
SUPPLEMENTAL SCHEDULE:	23
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year), as of October 31, 2014	24

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in the John Deere Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the John Deere Savings and Investment Plan (the "Plan") as of October 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended October 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended October 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of October 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 24, 2015

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF OCTOBER 31, 2014 AND 2013 (IN THOUSANDS)

ASSETS:	2014	2013
PARTICIPANT-DIRECTED INVESTMENTS, AT FAIR VALUE -		
Investment in John Deere Savings Plans Master Trust	$ 4,623,534	$ 4,311,689
RECEIVABLES - Loans to participants	41,165	43,450
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	4,664,699	4,355,139
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(10,855)	(13,776)
NET ASSETS AVAILABLE FOR BENEFITS	$ 4,653,844	$ 4,341,363

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2014 (IN THOUSANDS)

ADDITIONS:	
CONTRIBUTIONS:	
Participant	$ 166,791
Company	152,692
Total contributions	319,483
INVESTMENT INCOME - Net participation in activity of John Deere Savings Plans Master Trust	381,222
Net transfers from affiliate plan	578
Interest on participant loans	2,054
TOTAL ADDITIONS	703,337
DEDUCTIONS:	
Benefits paid to participants	273,137
Administrative expenses	338
Total deductions	273,475
INCREASE IN NET ASSETS	429,862
NET TRANSFERS TO UNAFFILIATED PLANS	117,381
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	4,341,363
End of year	$ 4,653,844

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Savings and Investment Plan (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

Deere & Company (the "Company") maintains two defined contribution plans in the U.S. for the benefit of its employees. The investment assets of these plans are commingled and held in the John Deere Savings Plans Master Trust (the "Master Trust"). These plans are the John Deere Savings and Investment Plan and the John Deere Tax Deferred Savings Plan for Wage Employees. Each of the participating plans has an interest in the net assets of the Master Trust and changes therein.

General – The Plan was established July 1, 1984 by the Company for eligible employees of the Company and its subsidiaries. The purpose of the Plan is to encourage those employees to provide for their financial security through regular tax deferred savings and to assist them through matching contributions from the Company's profits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company is the administrator of the Plan. Fidelity Management Trust Company, Boston, Massachusetts ("Fidelity"), is the Plan trustee ("Trustee"), and Fidelity Investment Institutional Operations Company, Inc., an affiliate of the Trustee, is the recordkeeper (collectively, "Fidelity").

Eligibility – Employees are eligible to participate in the Plan immediately upon hire if they are salaried or certain non-bargained hourly employees on the United States payroll of the Company or its participating subsidiaries.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. Beginning January 1, 2014 the Plan provides for automatic enrollment of all eligible newly-hired employees at a three percent deferral rate. Prior to January 1, 2014 the automatic enrollment percentage was two percent. The Plan has an Annual Increase Program whereby newly hired eligible employees will have their deferral rates automatically increased by one percent every March 1st until changed by the employee. Participant contributions and investment elections are processed through Fidelity using a voice-response system, on-line through NetBenefits, or through a Fidelity representative. For all payrolls processed after July 20, 2014 participant contributions can range from one percent to 75 percent of compensation, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Prior to July 20, 2014 participant contributions could be between one percent and 50 percent, with a separate election for catch-up up to 25 percent. Participants may amend or revoke their elections as of the next occurring payroll period. The Plan accepts Roth elective contributions, as well as Roth catch-up contributions, made on behalf of eligible participants which are allocated to a separate account source.

The Company provides matching contributions to employees participating in the Plan up to a maximum of six percent of the employee's earnings, as limited by the IRC. The percentage is determined in accordance with the Plan agreement, and is based on the profitability of the Company during the preceding fiscal year ended October 31.

Contributions are sent to Fidelity as soon as practicable following each payroll period, and are invested by Fidelity in the funds as specified by participants. Monies will be held and invested by Fidelity in a BlackRock Lifepath Index Fund closest to the employee's 65th birthday (the default investment option) until designated investments have been elected by the participant.

All contributions are considered tax deferred under section 401(a) of the IRC, with the exception of Roth elective deferrals, which are made on an after-tax basis.

Effective January 1, 1997, the Plan was modified to incorporate changes which occurred with the introduction of a new defined benefit pension plan for salaried employees. The modification created a Traditional Option and a Contemporary Option. Participants were required to make a one-time, irrevocable election of one of these options. Generally, employees hired on or after November 1, 1996, are permitted to participate in only the Contemporary Option.

Traditional Option – Under this option, participant and Company contributions are calculated as previously described and participants are fully vested in their account balance at all times.

Contemporary Option – Participants who elected the Contemporary Option receive a higher matching contribution from the Company than participants in the Traditional Option. In the Contemporary Option, the Company match is three times greater for the first two percent of participant contributions than the next four percent. For participants with less than three years of service, the matching contributions to the Contemporary Option do not vest until the participant has completed their third year of service.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions made by the participant and the Company together with earnings and losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and allocated earnings or losses. Except for participants in the Contemporary Option with less than three years of service, the participant also is immediately vested in the matching contributions from the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2014 and 2013, forfeited nonvested accounts totaled $330,905 and $220,553 respectively. These accounts will be used to reduce future Company contributions. During the year ended October 31, 2014, Company contributions were reduced by $2,123,992 from forfeited nonvested accounts.

Fund Elections – Participants in the Plan direct the investment of their account balances into one or more investment funds which include the following as of October 31, 2014:

- Blended Interest Fund
- Wells Fargo Core Plus Bond Fund
- Deere & Company Common Stock Fund*
- Any of 20 Common Collective Trust Funds
- Any of 3 Mutual Funds

*Beginning January 27, 2014, participants may not invest more than 20% of their future contributions in the Deere & Company Common Stock Fund. As of this same date, exchanges into the Deere & Company Common Stock Fund may not result in more than a 20% investment in the Deere & Company Stock Fund

In addition, participants have access to Fidelity BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 3,000 open-ended mutual funds from a variety of fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends on their vested shares of Company common stock in the Deere & Company Common Stock Fund in either cash or as a reinvestment in Company common stock. If no election is made, the default option is reinvestment in Company common stock.

Loans – Employees who participate in the Plan are eligible to borrow against their account balances. Loans must be at least $1,000 and are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of the loan may not exceed five years (ten years if the loan proceeds are used to purchase a primary residence). The loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined based on the published prime interest rate. Repayment is intended to be made via payroll deductions for actively employed participants. A participant with an outstanding loan at the time of unpaid leave of absence, retirement or separation from service may opt to continue making loan payments through the financial institution of their choice, which sends payments to Fidelity via Automated Clearing House transfers. A minimum of one payment must be made each quarter (equal to all payments due for the quarter) to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is less. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is less, will result in the outstanding loan balance becoming a taxable distribution to the participant. If an eligible participant elects to take full distribution of his account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer the start of distributions up to age 70-1/2. Effective October 18, 2014, retired and separated participants with vested balances of $1,000 or less are required to take full distribution of their account. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, if no longer employed by the Company, the participant must either take a lump sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions. Only one hardship withdrawal is allowed in a 12-month period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates – The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including mutual funds, common collective trusts, common stock, fixed income securities, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants' account balances and the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.

The Deere & Company Common Stock Fund is maintained on a unit value basis and includes a money market fund for liquidity purposes. The number of units and related net asset value per unit as of October 31, 2014 and 2013 for the fund are as follows:

	Master Trust Units Outstanding	Plan Units Outstanding	Net Asset Value Per Unit
October 31, 2014	4,117,479	3,154,499	$ 124.15
October 31, 2013	4,998,647	3,850,043	$ 118.91

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The Blended Interest Fund is invested in synthetic guaranteed investment contracts ("GICs") as described in Note 3. In accordance with Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 962, *Plan Accounting-Defined Contribution Plans*, the statements of net assets available for benefits presents the GICs at fair value (as described in Note 3), as well as an additional line item showing an adjustment of the fully benefit-responsive contracts from fair value to contract value. Contract value represents contributions made to the Fund, plus credited earnings, less participant withdrawals. GICs are accounted for in the statement of changes in net assets available for benefits on a contract value basis.

Wells Fargo Core Plus Bond Fund – The fund is a separately managed fund for the benefit of the Master Trust only and has an underlying portfolio of financial instruments consisting of various fixed income securities and is stated at fair value. The fair values are estimated by using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of the mutual funds comprising the account.

Common Collective Trust Funds – These funds are valued at redemption price which is based on the net asset values of units held by the Plan on the last business day of the fiscal year, as determined by the issuers of the funds based on the fair value of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis.

Income Recognition – Interest on bank and insurance contracts in the Blended Interest Fund and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the ex-dividend date and are reflected as an increase in the fund's net asset value on that day. Dividends in other funds are recorded on the ex-dividend date and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Net appreciation includes the Master Trust's gains and losses on investments bought and sold as well as held during the year.

Interest and Dividends – Interest and dividends investment income in the Master Trust includes dividends on mutual funds and Deere & Company Common Stock Fund, as well as interest earned from the Blended Interest Fund.

Investment Fees - Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return.

Net Transfers From Affiliate Plan – Transfers represent net assets transferred to the Plan during the year ended October 31, 2014 from the John Deere Tax Deferred Savings Plan for Wage Employees for participants who became participants in the Plan.

Net Transfers to Unaffiliated Plans – Transfers represent net assets transferred from the plan during the year ended October 31, 2014 to unaffiliated plans as a result of divestitures of John Deere Landscapes and John Deere Water. The amount transferred to the John Deere Landscapes LLC plan due to the sale of John Deere Landscapes was $97,842,357. The amount transferred to the Rivulis, Inc plan due to the sale of John Deere Water was $19,539,021.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2014 and 2013.

Loans to Participants – Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses – Administrative expenses of $2.00 per participant are deducted from participant accounts each calendar quarter. The remaining expense is paid by the Company and through credits provided by the recordkeeper for Plan investments. Participants also pay administrative costs for loans and qualified domestic relation orders.

3. BLENDED INTEREST FUND

The Blended Interest Fund is a stable value investment option available to participants that includes several synthetic GICs which simulate the performance of guaranteed investment contracts through an issuer's guarantee of a specific interest rate and a portfolio of financial instruments that are owned by the Master Trust. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals. The interest rate of the fund is reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value.

The synthetic GICs include underlying assets which are held in a trust owned by the Master Trust and utilize benefit-responsive wrapper contracts issued by JP Morgan Chase, State Street Bank and Trust Company, American General Life Company, Transamerica Premier Life (formerly known as Monumental Life Insurance Company prior to July 31, 2014), Bank of Tokyo-Mitsubishi, and Nationwide Life Insurance Company. The wrapper contracts are designed to allow participants to execute Blended Interest Fund transactions at contract value in extreme circumstances. The Master Trust's ability to receive amounts due pursuant to the wrapper contracts depends on the issuers' ability to meet their financial obligations under the wrapper contracts, which may be affected by future economic and regulatory developments. In addition, certain events such as Plan termination or a Plan merger initiated by the Company may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract which may result in transacting at less than contract value. Plan management believes that any events that may limit the ability of the Plan to transact at contract value are probable of not occurring.

	2014	2013
Average yields of the Blended Interest Fund:		
Based on annualized earnings (1)	1.63 %	1.72 %
Based on interest rate credited to participants (2)	1.66	1.56

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The underlying portfolio of financial instruments consists of various fixed income securities and is stated at fair value. The fair values are estimated by using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes. Fair market value of the wrappers is estimated by converting the difference between the current basis points assigned to the wrap fees and rebid basis points into an intrinsic dollar value.

4. MASTER TRUST AND FAIR VALUE MEASUREMENTS

The investment in the Master Trust represents the Plan's proportionate share of the net assets of the Master Trust which have been accumulated through participant and Company contributions and investment activity of the Master Trust less benefit payments and certain administrative expenses. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the John Deere Tax Deferred Savings Plan for Wage Employees for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, Fidelity, as Trustee, maintains supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans. The net earnings or loss of the accounts for each day are allocated by Fidelity to each participating plan investment fund based on the relationship of the interest of each plan to the total of the interests of both participating plans. The Master Trust at October 31, 2014 and 2013 is summarized as follows (in thousands of dollars):

	2014	2013
Noninterest-Bearing Cash	$ 522	$ 444
Blended Interest Fund	621,913	679,117
Deere & Company Common Stock	511,201	594,378
Common Collective Trusts	3,504,646	2,309,704
Wells Fargo Core Plus Bond Fund	61,581	67,770
Mutual Funds	357,771	1,106,029
Fidelity BrokerageLink Accounts	309,086	279,632
Total Investments at Fair Value	5,366,198	5,036,630
Receivables	11,454	9,019
Total Assets in Master Trust - Investments at Fair Value	5,378,174	5,046,093
Liabilities	28,172	34,256
Net Assets in Master Trust - Investments at Fair Value	5,350,002	5,011,837
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,570)	(17,413)
Net Assets in Master Trust	$ 5,336,432	$ 4,994,424
Plan's Interest in Net Assets of Master Trust at Fair Value	$ 4,623,534	$ 4,311,689
Plan's Interest in Master Trust as a Percentage of the Total	86 %	86 %

The net investment income of the Master Trust for the year ended October 31, 2014 consisted of the following (in thousands of dollars):

Net appreciation (depreciation):	
Fidelity BrokerageLink Accounts*	$ 8,160
Common Collective Trusts:	
Lifepath Index Funds	122,649
Stock Index Funds	67,840
Bond Index Funds	1,470
Real Estate Index Fund	1,799
Small-Mid Cap Fund	16,165
Large Cap Funds	97,017
Commodity Index Fund	(455)
International Stock Index Fund	137
Total Common Collective Trusts	306,622
Wells Fargo Core Plus Bond Fund	3,286
Mutual Funds:	
Domestic Stock Funds	(2,890)
International Stock Funds	(6,835)
Total Mutual Funds	(9,725)
Deere & Company Common Stock*	29,778
Net appreciation	338,121
Interest and dividends	97,475
Net investment income	$ 435,596
Plan's portion of Master Trust investment income	$ 381,222

* Represents a party-in-interest to the Plan.

The Fidelity BrokerageLink Accounts consist entirely of mutual funds.

The Master Trust's investments at fair value that exceeded 5 percent of Master Trust net assets as of October 31, 2014 and 2013 were as follows (in thousands of dollars):

	2014	2014 Percent of Net Assets	2013	2013 Percent of Net Assets
Fidelity Growth Company Pool*	$ 781,527	15%		
Deere & Company Common Stock*	511,201	10%	$ 594,378	12%
S&P 500 Stock Index Fund - BlackRock Equity Index Fund	398,914	8%	333,026	7%
BlackRock LifePath Index 2020 Fund	294,073	6%	271,529	5%
BlackRock LifePath Index 2030 Fund	275,390	5%		
Fidelity Growth Company Fund*			731,688	15%

* Represents a party-in-interest to the Plan.

The Plan's proportionate share of investments that exceed 5 percent of the Plan's net assets as of October 31, 2014 and 2013 were as follows (in thousands of dollars):

	2014	2014 Percent of Net Assets	2013	2013 Percent of Net Assets
Fidelity Growth Company Pool*	$ 696,968	15%		
Deere & Company Common Stock*	391,643	8%	$ 457,800	11%
S&P 500 Stock Index Fund - BlackRock Equity Index Fund	361,697	8%	300,727	7%
BlackRock LifePath Index 2020 Fund	244,909	5%	226,204	5%
BlackRock LifePath Index 2030 Fund	243,041	5%		
Fidelity Growth Company Fund*			651,114	15%

* Represents a party-in-interest to the Plan.

The Master Trust holds shares or interests in investments where the fair value is estimated based on the net asset value per share (or its equivalent). At October 31, 2014 and 2013, there were no unfunded commitments or redemption restrictions, and the fair values are summarized as follows (in thousands of dollars):

	2014 Fair Value	2013 Fair Value
Lifepath Index Funds (a)	$ 1,746,074	$ 1,497,419
Stock Index Funds (b)	507,667	415,513
Bond Index Funds (c)	56,455	50,882
Real Estate Index Fund (d)	20,351	15,570
Small-Mid Cap Fund (e)	149,745	135,092
Large Cap Funds (f)	975,016	156,344
Commodity Index Fund (g)	6,031	5,553
International Stock Index Fund (h)	43,307	33,331
	$ 3,504,646	$ 2,309,704

(a) The funds' objectives are to maximize total return with a risk level that may be appropriate for each fund's particular timeframe, using a mix of income and inflation protection investments. The target date funds are a series of funds in five-year increments (from Retirement Fund to 2055) designed for participants with differing expected retirement/utilization dates.

(b) These are index funds that seek to match the performance of the S&P 500® Index and the Dow Jones U.S. Completion Total Stock Market Index by investing in stocks that make up the indices. These funds are intended for long-term investors seeking to capture the earnings and growth potential of U.S. companies.

(c) The index funds seek to match the performance of the Barclays Capital Aggregate Bond and the Barclays Capital U.S. TIPS Index by investing in a diversified sample of the bonds that make up the indices. These funds are intended for intermediate-term and long-term investors seeking moderate returns and protection against inflation.

(d) This index fund seeks to match the performance of the FTSE EPRA/NAREIT Developed Real Estate Index by investing in stocks that make up the index. This fund is intended for long-term investors seeking to capture the dividend income and growth potential of real estate.

(e) This fund seeks to generate consistent, long-term investment performance superior to the Russell 2500 Index and appropriate peer groups.

(f) These funds seek to outperform the Russell 1000® Value and Russell 3000® Growth over a market cycle.

(g) This is an index fund that seeks to match the performance of the Bloomberg Commodity Index Total Return. This index is a commodity benchmark for non-levered, fully collateralized investments.

(h) This is an index fund that seeks to match the performance of the MSCI ACWI ex-US Investable Market Index. This fund is intended for long-term investors seeking to capture the earnings and growth potential of foreign companies in both developed and emerging countries throughout the world.

ASC 820, *Fair Value Measurements and Disclosures*, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at October 31, 2014 and 2013.

Master Trust Investments Fair Value Measurements (in thousands of dollars) at October 31, 2014, Using				
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Blended Interest Fund:				
Commercial Mortgage-Backed Securities		$ 59,254		$ 59,254
Residential Mortgage-Backed Securities - Agency		16,012		16,012
Residential and Commercial Mortgage Obligations		12,261		12,261
Asset-Backed Securities		74,325		74,325
Corporate Debt Securities		104,866		104,866
Debt Securities Issued by the U.S.Treasury and Other U.S. Government Corporations and Agencies		348,239		348,239
Money Market Mutual Fund	$ 6,767			6,767
Wrapper Contracts			$ 189	189
Total Blended Interest Fund	6,767	614,957	189	621,913
Deere & Company Common Stock	511,201			511,201
Wells Fargo Core Plus Bond Fund:				
Asset-Backed Securities		284		284
Commercial Mortgage-Backed Securities		3,122		3,122
Residential Mortgage-Backed Securities - Agency		21,650		21,650
Residential and Commercial Mortgage Obligations		1,679		1,679
Corporate Debt Securities		22,089		22,089
Debt Securities Issued by the U.S.Treasury and Other U.S. Government Corporations and Agencies		12,757		12,757
Total Wells Fargo Core Plus Bond Fund		61,581		61,581
Common Collective Trusts:				
Lifepath Index Funds		1,746,074		1,746,074
Stock Index Funds		507,667		507,667
Bond Index Funds		56,455		56,455
Small-Mid Cap Fund		149,745		149,745
Large Cap Funds		975,016		975,016
Real Estate Index Fund		20,351		20,351
Commodity Index Fund		6,031		6,031
International Stock Index Fund		43,307		43,307
Total Common Collective Trusts		3,504,646		3,504,646

(Continued)

	Master Trust Investments Fair Value Measurements (in thousands of dollars) at October 31, 2014, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:				
Fixed Income Funds	170,840			170,840
International Stock Funds	186,931			186,931
Total Mutual Funds	357,771			357,771
Fidelity BrokerageLink Accounts, Mutual Funds:				
Alternative Funds	4,895			4,895
Balanced Funds	25,716			25,716
Commodity Funds	2,251			2,251
Domestic Stock Funds	173,481			173,481
Fixed Income Funds	54,595			54,595
International Stock Funds	48,148			48,148
Total BrokerageLink Accounts	309,086			309,086
Total Investments	$ 1,184,825	$ 4,181,184	$ 189	$ 5,366,198

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the year ended October 31, 2014:

	Master Trust Fair Value Measurements (in thousands of dollars) Using Significant Unobservable Inputs (Level 3)
	Wrapper Contracts
Beginning balance — October 31, 2013	$ 824
Unrealized losses	(635)
Ending balance — October 31, 2014	$ 189

The Plan's policy is to recognize transfers between levels at the beginning of the reporting period. There were no transfers between Levels 1 and 2 in 2014.

	Master Trust Investments Fair Value Measurements (in thousands of dollars) at October 31, 2013, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Blended Interest Fund:				
Commercial Mortgage-Backed Securities		$ 71,324		$ 71,324
Residential Mortgage-Backed Securities - Agency		32,835		32,835
Residential and Commercial Mortgage Obligations		17,565		17,565
Asset-Backed Securities		55,296		55,296
Corporate Debt Securities		103,322		103,322
Debt Securities Issued by the U.S.Treasury and Other U.S. Government Corporations and Agencies		385,805		385,805
Money Market Mutual Fund	$ 12,146			12,146
Wrapper Contracts			$ 824	824
Total Blended Interest Fund	12,146	666,147	824	679,117
Deere & Company Common Stock	594,378			594,378
Wells Fargo Core Plus Bond Fund:				
Asset-Backed Securities		2,024		2,024
Commercial Mortgage-Backed Securities		5,032		5,032
Residential Mortgage-Backed Securities - Agency		22,072		22,072
Residential and Commercial Mortgage Obligations		2,886		2,886
Corporate Debt Securities		23,387		23,387
Debt Securities Issued by the U.S.Treasury and Other U.S. Government Corporations and Agencies		12,369		12,369
Total Wells Fargo Core Plus Bond Fund		67,770		67,770
Common Collective Trusts:				
Lifepath Index Funds		1,497,419		1,497,419
Stock Index Funds		415,513		415,513
Bond Index Funds		50,882		50,882
Small-Mid Cap Fund		135,092		135,092
Large Cap Fund		156,344		156,344
Real Estate Index Fund		15,570		15,570
Commodity Index Fund		5,553		5,553
International Stock Index Fund		33,331		33,331
Total Common Collective Trusts		2,309,704		2,309,704

(Continued)

	Master Trust Investments Fair Value Measurements (in thousands of dollars) at October 31, 2013, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:				
Domestic Stock Funds	731,689			731,689
Fixed Income Funds	177,981			177,981
International Stock Funds	196,359			196,359
Total Mutual Funds	1,106,029			1,106,029
Fidelity BrokerageLink Accounts, Mutual Funds:				
Alternative Funds	5,848			5,848
Balanced Funds	22,486			22,486
Commodity Funds	2,415			2,415
Domestic Stock Funds	150,188			150,188
Fixed Income Funds	56,892			56,892
International Stock Funds	41,803			41,803
Total BrokerageLink Accounts	279,632			279,632
Total Investments	$ 1,992,185	$ 3,043,621	$ 824	$ 5,036,630

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the year ended October 31, 2013:

	Master Trust Fair Value Measurements (in thousands of dollars) Using Significant Unobservable Inputs (Level 3)			
	Asset-Backed Securities	Commercial Mortgage-Backed Securities	Wrapper Contracts	Total
Beginning balance — October 31, 2012	$	$	$ 952	$ 952
Unrealized (losses) gains			(128)	(128)
Ending balance — October 31, 2013	$ -	$ -	$ 824	$ 824

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 4,578,482 and 5,593,845 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $239 million and $266 million at October 31, 2014 and 2013, respectively. During the year ended October 31, 2014, the Plan recorded dividend income of approximately $10.9 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Plan trustee, investment manager and recordkeeper. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

6. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company, by a letter dated November 8, 2013, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Employees participating in the Plan are subject to federal income taxes on the pre-tax distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

7. VOLUNTARY COMPLIANCE RESOLUTION

The Plan's recordkeeper has filed a group application for a compliance statement from the IRS under the voluntary compliance resolution program. A signed compliance statement will be sought with respect to IRS Section 72(p) regulations. The Plan expects to be a party to the group application. The Plan's management believes that this is not significant to the Plan.

The Plan's recordkeeper has filed a group application for a compliance statement from the IRS under the voluntary compliance resolution program. A signed compliance statement will be sought with respect to the Automatic Increase Program. The Plan expects to be a party to the group application. The Plan's management believes that this is not significant to the plan.

8. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of October 31, 2014 and 2013 (in thousands of dollars):

	2014	2013
Net assets available for benefits per the financial statements	$ 4,653,844	$ 4,341,363
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	10,855	13,776
Net assets available for benefits per the Form 5500	$ 4,664,699	$ 4,355,139

For the year ended October 31, 2014, the following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 (in thousands of dollars):

Increase in net assets available for benefits per the financial statements	$ 312,481
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, October 31, 2014	10,855
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, October 31, 2013	(13,776)
Increase in net assets per the Form 5500	$ 309,560

* * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE SAVINGS AND INVESTMENT PLAN
EMPLOYER ID NO.: 36-2382580
PLAN NO.: 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2014

(In thousands of dollars)	Current Value
LOANS TO PARTICIPANTS (at interest rates of 4.75% to 9.75%, maturing from November 2014 through November 2024)*	$ 41,165

*Represents a party-in-interest to the Plan.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEERE & COMPANY
(Registrant)

By: */s/ Marc A. Howze*
Marc A. Howze
Vice President, Global Human Resources

Date: 26 February 2015

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 2-90384, 33-49742, 33-55549, 333-62665, and 333-140980 of Deere & Company and subsidiaries on Forms S-8 of our report dated February 24, 2015, relating to the financial statements and supplemental schedule of the John Deere Savings and Investment Plan, appearing in this Annual Report on Form 11-K of John Deere Savings and Investment Plan for the year ended October 31, 2014.

Deloitte & Touche LLP

Chicago, Illinois
February 24, 2015